Exhibit 10.38
Dear David,
I am extremely pleased to inform you that as of June 20th, 2005, the first tranche of the Founders Award Program has now vested. You will recall that the award was to vest when the Novelis closing share price attained a price of $23.57, (which was an 8% share price improvement from the date of the grant of the award by the Novelis board) and then held that price for a minimum of 15 consecutive trading days. This has now occurred! It is important to remember that this grant is designed to align Senior Management and the Novelis shareholder and as such will now, following the vesting of the award, track the share price of the Novelis shares until it is paid in cash on or about March 24, 2006.
The initial component for you personally concerning the first tranche of the award is 6,000 Performance Share Units (PSUs) which based on a June 20, 2005 closing price of $25.13 has a value of $141,420. The value of the PSUs, will now depend on the closing share price of Novelis shares on March 17, 20, 21, 22 and 23, 2006; the average closing price for this five consecutive trading day period will set the price for the Novelis PSUs to be converted into a cash payment to you on or about March 24, 2006. (Example: If the Novelis closing share price average for the five days in March of 2006 would be $30.00, then your value would increase to $180,000 ($30.00 x 6,000 = $180,000). If the value would decline to $20.00, then your value would be $120,000 ($20.00 x 6,000 = $120,000).
This is, of course, the first tranche of the Founders Award Grant. Your second tranche amount is 6,000 additional PSUs and would trigger with a closing share price of $25.31 (a second 8% increase over the initial grant level) being attained between March 24, 2006 and March 23, 2008 and which must be sustained for a period of 15 consecutive trading days. The value of those PSUs at the trigger price of $25.31 would be $151,860. The process after vesting would be identical in process to that described above with the payout values of the PSUs set by the Novelis share price prior to the payout. This would then be followed by the third tranche amount listed in your award documents and be handled in the identical fashion as the initial two tranches.
Needless to say, I am pleased to announce the vesting of this initial component of the Founders Grant Award. Clearly the focus needs to be on continuing to drive shareholder value and we believe this award to you will help convey this message in a personal way! The focus on results we have held to date has driven the share price improvements which have led to this initial tranche vesting. We must continue to keep our focus on our three key near term goals 1) Make the Plan, 2) De-Lever the Company, and 3) Organize for Success! By doing so I am confident we can not only make our existing shareholders pleased with their investment in us, but also attract new investors and further improving share performance and thereby driving the additional vesting of the remainder of this award!
Thanks for your continued support!
Brian